Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement of Aquaron Acquisition Corp. (the “Company”) on Form F-4 of our report dated May 3, 2024, with respect to our audit of the Company’s financial statements as of December 31, 2023 and 2022, and related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, which appears in this Registration Statement on Form F-4. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

January 21, 2025